

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2014

Via E-mail
Michelle Mercier
Chief Financial Officer
UMAX Group Corp
3923 West 6th Street, Ste 312
Los Angeles, CA 90020

> **Re: UMAX Group Corp**
> **Form 10-K for the year ended April 30, 2013**
> **Filed June 24, 2013**
> **Form 8-K filed July 18, 2013**
> **Form 10-Q for the quarter ended October 31, 2013**
> **Filed December 24, 2013**
> **File No. 333-174334**

Dear Ms. Mercier:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended April 30, 2013

Part I, page 4

Item 1. Description of Business, page 4

1. In future filings, including any subsequent amendments, please describe the intended market for your products, as well as the competitive landscape, your competitive position, whether you currently have any customers and your planned distribution methods. See Item 101(h) of Regulation S-K.

2. In future filings, please provide more information regarding your intended product line. We note that you have hired an independent contractor to develop, manufacture, and supply games to you; please clarify what control you will maintain, if any, over the various stages of these processes and the current status of such development, manufacturing and supply. Among other relevant information, please state your role, if any, in overseeing the design and manufacture of the products you will distribute. Also state whether you will have any ownership or intellectual property rights over these products. See Item 101(h) of Regulation S-K.

Part II, page 5

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

Results of Operations, page 6

3. We note that your expenses increased by more than 400% during the fiscal year ended April 30, 2013. You attribute this change to "increased scale and scope of business operations." In future filings, please describe the growth in operations during the fiscal year that caused such change.

Plan of Operation and Funding, page 7

4. We note that you expect to meet working capital requirements from, among other things, your existing funds. However, we also note from your financial statements and disclosures on the preceding page that you currently do not have any existing funds. In future filings, please revise this section to accurately reflect your current state of funding.

5. We note that you anticipate continued growth in expenses. You anticipated the increase to inventory acquisition, start-up costs, and marketing expenses in both 2012 and 2013. In future filings and in line with comment 3 of this letter, please update this section to describe the anticipated changes that will drive continued growth for the fiscal year ended 2015.

6. We note that you have no cash on hand and have financed operations through private placement of debt and equity. We also note that you expect current funding levels to sustain operations for the next six months. In future filings, please describe the current and projected rate of negative cash flow per month that underlies your assessment.

7. In future filings, please disclose any significant development milestones, the material costs associated with achieving those milestones and the sources of funds needed to cover those costs and expenses, or tell us why such disclosure is inappropriate.

Item 9A. Controls and Procedures, page 17

8. We note that you have provided the disclosures required by Item 308 of Regulation S-K; however, we are unable to locate the disclosures required by Item 307 of Regulation S-K. We remind you that the disclosures required by Item 307 and Item 308 are separate and distinct and must be separately provided within your Form 10-K. Please amend your filing to provide the disclosures required by Item 307 of Regulation S-K. When you amend your Form 10-K, please ensure that you provide updated certifications as required by Rule 12b-15.

Signatures, page 21

9. In future filings, please also include signatures for the principal executive officer, principal financial officer, the controller or principal accounting officer, and the director, signing the filing in their individual capacities. Please refer to General Instruction D(2)(a) to Form 10-K and the Signatures section of Form 10-K. In addition, please supplementally confirm that this Form 10-K was signed by Mr. Lewandowski in all such individual capacities.

Form 8-K filed July 18, 2013

10. We note your disclosure that the Board of Directors appointed Mrs. Mercier to fill the positions of Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), Corporate Treasurer, Corporate Secretary, and Principal Accounting Offer of the Company. We further note your disclosure that prior to Mrs. Mercier's election to the Board and appointment as the CEO, she worked towards implementing a change in the corporate business and acquisition of an operational and controlling interest. Please tell us if Mrs. Mercier gained control of the company and if so, how you considered the need to file a Form 8-K under Item 5.01.

Form 10-Q for the quarter ended October 31, 2013

11. We note your disclosure in the Item 4.02 Form 8-K filed January 27, 2014 and amended February 6, 2014 that you will amend your Form 10-Q for the period ended October 31, 2013 to provide financial statements that were reviewed by your independent public accountants as soon as practically possible. Since you have not yet filed this amended Form 10-Q, please explain to us why this amendment has been delayed and tell us when you will file it. When you amend your Form 10-Q, please ensure that you provide updated certifications as required by Rule 12b-15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 if you have questions regarding any other comments.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief